Joel D. Mayersohn, Esq. (561) 322-6920 jdmayersohn@arnstein.com	LAW OFFICES ARNSTEIN & LEHR LLP 2424 N. FEDERAL HIGHWAY · SUITE 462 BOCA RATON, FLORIDA 33431-7746 (561) 322-6900 FAX (561) 322-6940 www.arnstein.com FOUNDED 1893

CHICAGO, ILLINOIS

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MIAMI, FLORIDA

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TAMPA, FLORIDA

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WEST PALM BEACH, FLORIDA

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HOFFMAN ESTATES, ILLINOIS

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MILWAUKEE, WISCONSIN

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MEMBER OF INTERNATIONAL

LAWYERS NETWORK

February 15, 2006

The Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:

Sasha S. Parikh

Re:

PainCare Holdings, Inc. ("PainCare") Form 10-KSB

f/y/e December 31, 2004 filed March 16, 2005

File No. 00114160

Dear Ms. Parikh:

This letter shall serve as PainCare's notification that it intends to respond to the Securities and Exchange Commission's Comment Letter dated February 2, 2006 on or before Thursday, February 23, 2006.  Thank you for your assistance.

Very truly yours,

Joel D. Mayersohn

JDM/dcb

cc:

Mr. Mark Szporka